Mail Stop 3561

December 31, 2009

Frank F. Khulusi, Chief Executive Officer
PC Mall, Inc.
2555 West 190th Street, Suite 201
Torrance, California 90504

Re: **PC Mall, Inc.**
Form 10-K for the Year Ended December 31, 2008
Filed March 16, 2009
Form 10-K/A for the Year Ended December 31, 2008
Filed April 30, 2009
Form 10-Q for the Period Ended September 30, 2009
Filed November 9, 2009
Form 10-Q for the Period Ended June 30, 2009
Filed August 10, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 11, 2009
File No. 0-25790

Dear Mr. Khulusi:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 38

1. In future filings, please expand this section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

    - In your annual report and your quarterly reports, under the heading, "Business Overview," you state that general economic conditions have an effect on your business and results of operations across all of your segments. Also, under the heading, "Results of Operations," you mention the ongoing economic weakness, the general softening in consumer spending, and the softness in IT spending by consumers and certain businesses. Please discuss each of these trends in greater detail, including discussions regarding how your financial condition and results of operations have been affected already by these trends, how they may impact you in future periods, and the steps you are taking, if any, to address the trends going forward.

    - Under the heading, "Business Overview," you state that the timing of capital budget authorizations, the fiscal year ends of public sector customers, and consumer holiday spending contribute to variances in your quarterly reports. Please explain further how these uncertainties impact your operating results and discuss the manner in which you address these variances.

    - Under the heading, "Selectively Pursue Strategic Acquisitions," on page seven of your annual report, you state that, since your founding, you have supplemented your internal growth through selective strategic acquisitions. Also, you state that you believe that the fragmented nature of the reseller industry and industry consolidation trends may continue to present acquisition opportunities for you and that you may target other acquisitions in the future. Further, as you discuss under the heading, "Strategic Developments," it appears that you have made major acquisitions in recent years. Please explain your strategic acquisition history and philosophy in greater detail, discuss how the industry consolidation trends you mention have impacted your acquisition policy and your operations generally, and describe how you will conduct your acquisition policy going forward based on your financial position and industry trends.

- On page 45 of your annual report, you state that there was "softness in sales to two large customers in [y]our federal government business in the latter part of 2008." Please disclose these two customers and discuss whether this softening is a continuing trend. If so, please explain the impact of the trend on your operations and steps you are have taken and will take in the future to address this trend.

Item 15. Exhibits and Financial Statement Schedules, page 89

2. We note that you have incorporated by reference into your annual report, as Exhibit 10.26 to the annual report , the Amended and Restated Loan and Security Agreement, dated as of August 1, 2005, which was filed as Exhibit 10.1 to your current report on Form 8-K that you filed on September 8, 2005. In the Table of Contents to that Loan and Security Agreement it appears that the agreement contains certain schedules and exhibits that you did not file with the Loan and Security Agreement or elsewhere. Please file an amended current report on Form 8-K that includes the schedules and exhibits to the Loan and Security Agreement or tell us why it is not appropriate for you to do so.

Form 10-K/A for the Year Ended December 31, 2008

Item 11. Executive Compensation, page 2

Compensation Discussion and Analysis, page 2

3. We note your discussions under the headings, "Executive Compensation Philosophy and Principles" and "Executive Compensation Process." Also, we note your statement in the last sentence on page three that you "did not establish any specific peer group comparative percentile targets or relative percentages of total compensation that any component of compensation should represent for any of [y]our executives." In future filings, please discuss how you determined the percentile targets and relative percentages of total compensation that any component of compensation should represent for each of your executive officers. In these regard, please discuss how you determine generally the amount of each compensation element to pay and your policies for allocating between cash and non-cash compensation and between long-term and currently paid out compensation. See Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Further, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

4. In future filings, please clarify whether your chief executive officer met with representatives of Towers Perrin regarding his compensation or the compensation of other named executive officers and identify the members of management with whom

Towers Perrin works, if any. Also, please describe in greater detail the nature and scope of Towers Perrin's assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

Total Compensation of Executive Officers, page 3

5. We note that you benchmark total and component compensation of each officer's position against one or more appropriate job matches from surveys, based on job title and scope of responsibility, regarding certain of your direct competitors, retail industry peers, and technology industry peers. In future filings, please elaborate upon the benchmarking data from these companies that you consider in your compensation program and explain their components in greater detail. See Item 402(b)(2)(xiv) of Regulation S-K. Please refer to the Division of Corporation Finance's Compliance and Disclosure Interpretation 118.05 under, "Regulation S-K," (July 3, 2008).

6. Also, you state that target pay level for each of your named executive officers is determined using a regression analysis, based on annual revenues of $1 billion, to adjust benchmarked compensation data regarding job title and scope of responsibility. Based on this information, you determined that the total compensation and component compensation for each executive officer in 2008 "was within the range of total compensation and the range of each component of compensation paid to similarly situated executive officers in the reviewed data." In future filings, please disclose the range of total and component compensation to which you refer and how you determined that your executive officers' compensation was within that range.

Base Salaries, page 4

7. You state that your executive officers' base salaries are targeted to be competitive with base salaries paid to executive officers in peer companies and "with the Los Angeles market for executives of publicly traded companies having similar revenues and number of employees" as you. In future filings, please disclose the Los Angeles companies and the benchmarking data from those companies that you consider in your base salary component of total compensation and, if applicable, identify their components. See Item 402(b)(2)(xiv) of Regulation S-K. Please refer to the Division of Corporation Finance's Compliance and Disclosure Interpretation 118.05 under, "Regulation S-K," (July 3, 2008).

8. You state that, other than Brandon LaVerne's base salary, "no changes were made for fiscal year 2008 to the base salary rates in effect at the end of fiscal year 2007, except for small increases which were made effective in December 2008 to offset the discontinuation of the subsidized medical and dental benefits for these executives." However, it appears that there were, in fact, significant increases in base salaries for all of your named executive officers. According to your Summary Compensation

Table, Frank F. Khulusi's base salary increased from $800,000 in 2007 to $806,982 in 2008, Kristin M. Rogers's base salary increased from $312,865 in 2007 to $338,042 in 2008, Daniel J. DeVries's base salary increased from $264,346 in 2007 to $277,948 in 2008, and Robert I. Newton's base salary increased from $267,692 in 2007 to $302,773 in 2008. Please revise in future filings or advise.

Short-Term Incentive Compensation, page 4

9. You state that your short-term goals for 2008 consisted of the year-over-year quarterly and annual improvements in your consolidated adjusted pre-tax income. In this regard, we note that in 2008 your chief executive officer was entitled to receive a maximum of up to 2.85% of any quarterly improvement and 0.95% of any annual improvement and your other executive officers participating in the plan were entitled to receive a maximum of up to 0.90% of any quarterly improvement and 0.30% of any annual improvement. In future filings, please disclose your quarterly and annual improvements in your consolidated adjusted pre-tax income for 2008 on which you based your executives' incentive compensation awards. Also, please disclose the quarterly and annual incentive compensation awards for each of your participating executive officers.

10. In this regard, in future filings, please disclose how you defined adjusted income for each quarter of 2008 and for the year, particularly any of the certain costs you excluded in calculating adjusted income for these periods, and any discretion you used in awarding these amounts.

11. You state that that in 2007 some amounts that "otherwise would have been available to be paid" under the executive bonus plan relating to the first three quarters of 2007 were not paid until February 2008. In February 2008, you awarded Frank F. Khulusi, Kristin M. Rogers, and Daniel J. DeVries incentive compensation awards of $124,653, $43,995, and $21,624, respectively, "based on the historic executive bonus plan and [your] quarterly performance in the first three quarters of 2007." In future filings, please disclose the specific performance amounts for the first three quarters of 2007 that you used to determine each of these awards, including any discretion used in making or establishing the awards.

Long-Term Incentive Compensation, page 5

12. In the first paragraph of this section, you state that stock option grants have been "based on a subjective and market-based evaluation…of a recipient's contributions and continuing value to [you] and the performance of his or her respective operational areas of responsibility." Further, in the last paragraph of this section, you state that you determined your 2008 stock option grants to your executives based on compensation reports provided to you by Towers Perrin, which included "long-term, non-cash incentive compensation market competitive data and analysis." In future

filings, please explain how you determined the specific amounts of stock options, and any other forms of long-term incentive compensation, that you awarded to each of your executive officers in 2008. In this regard, if certain financial results are quantified to award long-term compensation, please specify these results. See Item 402 (b)(2)(v) of Regulation S-K. If financial results are not quantified, please clarify the manner in which you use the metrics you discuss in this section, including an executive's contributions, his or her continuing value, and the performance of his or her respective operational areas of responsibility, in determining each of your named executive officer's long-term compensation awards.

<u>Timing, Pricing and Terms of Stock Option Awards, page 6</u>

13. In this section, you state that you awarded your executive officers with additional grants of stock options in 2008 to provide "each of your executive officers with total annual compensation opportunities for 2008 in amounts that were within market ranges for each such executive officer." In future filings, please explain why the other forms of compensation these executives received already in 2008 did not align their compensation within market ranges and how these grants better positioned their compensation amounts within market ranges.

<u>Item 13. Certain Relationships and Related Transactions, and Director…, page 16</u>

<u>Review, Approval or Ratification of Transactions with Related Persons, page 16</u>

14. We note your disclosure that you have a written policy covering the review and approval of transactions with related persons. Also, we note that your general counsel reviews and monitors the terms and conditions of all related party transactions and that an independent committee of the board approves all related party transactions. In future filings, please revise your disclosure to describe in greater detail your written policy so that you discuss specifically the manner in which the general counsel reviews and monitors the terms and conditions of all related party transactions and an independent board committee approves all related party transactions as required by Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

<u>Certain Relationships and Related Transactions, page 16</u>

15. In future filings, please disclose whether the terms in the transactions and agreements with related parties that you disclose were comparable to terms that you could have received from unaffiliated third parties. If not, please discuss how the terms in the related party transactions and agreements would differ if they were negotiated with unaffiliated third parties.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director